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                                    UNITED STATES                      OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  FORM 12b-25                 -----------------------------
                                                              OMB Number:    3235-0058
                            NOTIFICATION OF LATE FILING       Expires:       April 30, 2009
                                                              Estimated average burden
                                                              hours per
                                                              response.................2.50
                                                              -----------------------------
                                                                     SEC FILE NUMBER
                                                                        000-32603
                                                              -----------------------------
                                                                      CUSIP NUMBER
                                                              -----------------------------
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    (Check one): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K |_| Form 10-Q
                 |_| Form N-SAR |_| Form N-CSR |_| Form 10-D

            For Period Ended: December 31, 2006
                              --------------------------------------------------

            |_|   Transition Report on Form 10-K
            |_|   Transition Report on Form 20-F
            |_|   Transition Report on Form 11-K
            |_|   Transition Report on Form 10-Q
            |_|   Transition Report on Form N-SAR
            For the Transition Period Ended:
                                             -----------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Arbios Systems, Inc.
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Full Name of Registrant


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Former Name if Applicable

1050 Winter Street, Suite 1000
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Address of Principal Executive Office (Street and Number)

Waltham, MA 02154
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
      (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
|X| following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The registrant is in the process of preparing and reviewing the financial information of the Company. The process of compiling and disseminating the information required to be included in the Form 10-KSB for the relevant fiscal year, as well as the completion of the required review of the Company's financial information, could not be completed without incurring undue hardship and expense. These requirements are complex and require additional time to assess the impact.

      The Company is in the process of assessing the impact on the Company's financial statements of the method used to account for the fair market value of warrants issued in connection with past financing transactions. In particular, the Company is assessing the methodology used to value anti-dilution provisions included in the warrant agreements issued in such financings. The Company has retained independent valuation experts who are assisting the Company in determining the value of the anti-dilution provisions and, as of the filing due date of the annual report on Form 10KSB, such analysis was not complete. The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original date.



(Attach extra Sheets if Needed)

SEC 1344 (05-06)          Persons who are to respond to the collection of
(05-06)                   information contained in this form are not required
                          to respond unless the form displays a currently valid
                          OMB control number.

--------------------------------------------------------------------------------

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Scott Hayashi               310                    657-4898
      --------------------------------------------------------------------------
               (Name)                (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  |X| Yes |_| No
     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |_| Yes |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)
                              ARBIOS SYSTEMS, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  April 3, 2007                      By  /s/ Walter Ogier
      ---------------------------------      -----------------------------------
                                             President
                                             Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
-----------------------------------           ----------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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